KWESST Micro Systems Inc. Announces Closing of Registered Direct Offering

Ottawa, Ontario - (August 13, 2024) - KWESST Micro Systems Inc. (NASDAQ: KWE) (TSXV: KWE) (TSXV: KWE.WT.U) ("KWESST" or the "Company"), today announced the closing of its previously announced registered direct offering for the purchase and sale of 4,715,000 common shares at a purchase price of $0.20 per common share. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 4,715,000 common shares at an exercise price of $0.25 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering were approximately $943,000 before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The common shares (but not the unregistered warrants and the common shares underlying the unregistered warrants) described above were offered by the Company pursuant to a "shelf" registration statement on Form F-3 (File No. 333-277196) that was filed with the Securities and Exchange Commission (the "SEC") on February 20, 2024 and declared effective by the SEC on March 4, 2024. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement and accompanying prospectus relating to the registered direct offering were filed with the SEC. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Regulation D promulgated thereunder and, along with the common shares underlying such unregistered warrants, were not registered under the Securities Act, or applicable state securities laws. Accordingly, the unregistered warrants and underlying common shares may not be reoffered or resold in the United States, or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and all applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

All dollar amounts in this release are in United States dollars.

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPS™ with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/.

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "foresees", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including the intended use of proceeds from the offering, KWESST's inability to secure contracts (including subscriptions for KWESST Lightning on a paid basis), statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The offering remains subject to the approval of the TSX Venture Exchange.

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599